EXHIBIT 99.1

GOLD STANDARD ACQUIRES STRATEGIC CLAIMS IMMEDIATELY SOUTH OF DARK STAR AND PINION DEPOSITS IN NEVADA’S CARLIN TREND

Railroad-Pinion Landholdings Now Total c. 208 sq. km. (c. 80 sq. miles)

March 23, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or “GSV” or the “Company”) has added approximately 20,941.81 gross acres (19,777.21 net acres) to its holdings at the south end of the Carlin Trend, an increase of 66%. GSV now controls a total of 52,731 gross acres (208 sq. km. or 80 sq. miles) in the area. This is the first time these important holdings have been consolidated under the control of a single holder.

(Please click the following link to view an updated land map: https://goldstandardv.com/lp/railroad-pinion-land-acquistion/).
With these acquisitions, GSV has gained control over additional key gold exploration targets contiguous with, and to the south of, the growing Dark Star and Pinion deposits. A number of the areas acquired have had previous exploration, with historical results that suggest they are highly prospective.

The acquisitions include cost-effective lease agreements with private mineral interest owners and newly staked claims. The total cost of these acquisitions was approximately US$501,121. Annual holding costs for the new acquisitions are approximately US$289,000. Approximately 3,880 gross acres (2,540 net acres) of these acquisitions were previously disclosed by the Company in its Management Discussion and Analysis filed with SEDAR on November 14, 2016.

Key features of the land consolidation include:

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Access to prime Dark Star-like gold exploration targets within favorable Pennsylvanian-Permian carbonate rocks as well as Devils Gate dissolution collapse breccia targets similar to Pinion and North Bullion. These targets have been identified by the Company from its re-interpretation of work by previous operators including limited drilling. To evaluate these new exploration opportunities, Gold Standard will implement the systematic, geologically-focused exploration methodology that has successfully resulted in the discovery and expansion of the Dark Star, Pinion and North Bullion gold deposits.  Geologic mapping, gravity, CSAMT, soil geochemistry and systematic drill hole re-logging are planned for the new ground in 2017.

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Access to southern strike extensions of the 6.7km long Dark Star Corridor (DSC).  Within this structural corridor, the gold mineralization at the North Dark Star discovery, the Dark Star maiden resource and the Dixie prospect occur within a horst (uplifted block) of permissive Pennsylvanian-Permian host rocks in the footwall of a large-displacement normal fault on the east side of the horst.  This configuration is a well-documented control for gold mineralization on the Carlin Trend and is amenable to further definition by geologic mapping, gravity and CSAMT.

Jonathan Awde, CEO and Director of Gold Standard commented: “We have been working patiently for almost 18 months on this package of additional claims. Since our initial acquisition in the Railroad District, our aim has been to consolidate the southern part of the Carlin Trend which historically has been divided among many small owners, preventing systematic district scale exploration using modern technologies. As we have developed our knowledge of the district, we have learned a great deal about where the best opportunities can be found and our ongoing land acquisition program has reflected this. We are confident that the gold system continues to the south onto the newly acquired ground.”

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The land package and district potential are further consolidated with the acquisitions summarized in this press release.  The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com